                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 1998

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F    x         Form 40-F
                                 ------                 ------

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No    x
                             ------                 ------

             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
        82-__________.]

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DSG International Limited
                                     -----------------------------------
                                               (Registrant)

Date: December 23, 1998                    By /s/ Peter Chang
      ----------------------                  ----------------------
                                                  Peter Chang
                                                 Vice President

                      DISPOSABLE
                            SOFT      [LOGO APPEARS HERE]
                           GOODS



                           THIRD QUARTER REPORT 1998


                           [GRAPHIC ART APPEARS HERE]

REVIEW OF OPERATIONS
THIRD QUARTER 1998
AND NINE MONTHS ENDED
SEPTEMBER 30, 1998


To our Shareholders:

We are pleased to announce our third quarter ended September 30, 1998 results.

THIRD QUARTER ENDED SEPTEMBER 30, 1998 COMPARED TO THIRD QUARTER ENDED SEPTEMBER 30, 1997

The Company's net sales for the three-month ended September 30, 1998 were $48.9 million compared with net sales of $58.3 million for the same period in 1997. Net loss for the third quarter of 1998 was $0.3 million compared with net loss of $2.0 million for the same period in 1997.

Although the Company's sales in Asia Pacific region had a moderate recovery in the third quarter of 1998 over the previous quarter, the Company's sales declined compared with the same period in 1997, primarily due to the decrease in volume in both North America and Europe.

Gross profit as a percentage of net sales reduced by 4.0% to 27.7% for the third quarter of 1998 from 31.7% of the same period in 1997. The reduction in gross profit was due to lowered unit selling prices and productivity in the Company's operations in North America and higher cost of imported raw materials in the Asia Pacific operations. On the other hand, the Company continued to reduce its selling, general and administrative expenses, and as a percentage to net sales, the expenses for the third quarter of 1998 dropped to 27.6% from 31.2% for the corresponding period in 1997.

Interest expense for the third quarter of 1998 was $0.6 million, compared with $0.8 million for the same period in 1997. The Company recognized exchange loss of $0.1 million in this quarter, which was less than the $1.7 million loss for the same period in 1997.

NINE MONTHS CONCLUDING SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS CONCLUDING SEPTEMBER 30, 1997

The Company's net sales for the nine-month period in 1998 were $151.2 million compared to $179.2 million for the same period in

1997. Gross profit as a percentage of net sales decreased to 27.7% in the nine-month period ended September 30, 1998, from 34.0% for the same period in 1997. Selling, general and administrative expenses were reduced by $11.4 million to $43.1 million for the nine-month period in 1998 from $54.5 million for the corresponding period in 1997.

Interest expense for the nine-month period in 1998 was $1.8 million, reduced from $2.2 million for the same period in 1997 due to retirement of debt. Exchange loss recognized was significantly reduced to $2,000 in 1998 compared with $2.5 million in 1997. Overall, the Company's net loss for the nine-month ended September 30, 1998 was $2.2 million, compared with net income of $0.8 million for the same period in 1997.

Brandon Wang, the Chairman of the Company, stated "I see the gradual recovery of the Asian currencies against the US dollar, and I am very pleased to see that our key Asian operations are benefited. We are pressing ahead with our projects in South East Asian countries, and coupled with this "go local" strategy, I expect that our Asian operations would return to profitability very soon. In North America, where competition is so keen that only the highly efficiency operation will survive, we are committed to new generation high speed machines to improve efficiency and to reduce costs and we shall see the results in three to six months' time. In Europe, we plan to consolidate our operations, we anticipate certain restructuring costs in the coming quarter."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include "Fitti/R/", "Pet Pet/R/", "Cosies/R/", "Cosifits/R/", "Baby Love/R/", "Togs/R/", "Cares/R/", "Vlesi/R/", "Dispo 123/TM/", "Certainty/R/" and "Handy/TM/".

December 8, 1998

STATEMENTS OF OPERATIONS AND
BALANCE SHEET DATA

The Statements of Operations for the three-month and nine-month periods ending September 30, 1998 and 1997, and the Balance Sheet information as of September 30, 1998, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)

                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                   1998        1997         1998       1997
Net sales                        $48,895     $58,257      $151,201   $179,208
                                 =======     =======      ========   ========
Gross profit                      13,550      18,446        41,893     60,862
Selling, general &
  administrative expense          13,478      18,167        43,092     54,497
                                 -------     -------      --------   --------
Operating income (loss)               72         279        (1,199)     6,365
Interest expense                    (590)       (759)       (1,790)    (2,169)
Exchange loss                       (125)       (773)           (2)    (1,639)
Other income                         391          44           873        677
                                 -------     -------      --------   --------
Income before income taxes          (252)     (1,209)       (2,118)     3,234
Provision for income taxes          (418)         74          (772)    (1,399)
Minority interest                    323          15           676        (84)
                                 -------     -------      --------   --------
Net (loss) income                $  (347)    $(1,120)     $ (2,214)  $  1,751
                                 =======     =======      ========   ========
(Losses) earnings per share      $ (0.05)    $ (0.17)     $  (0.33)  $   0.26
                                 =======     =======      ========   ========
Weighted average number of
  shares outstanding               6,675       6,675         6,675      6,675
                                 =======     =======      ========   ========

STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                     SEPTEMBER 30,           SEPTEMBER 30,
                                   1998        1997         1998       1997
Net (loss) income                $  (347)    $(1,120)     $(2,214)  $ 1,751

Other comprehensive income
 (expense), before tax
  Foreign currency
    translation adjustments        1,245      (2,149)        (865)   (3,318)
  Provision for income
    taxes                            --          --           --        --
                                 -------     -------      -------   -------
Other comprehensive income
  (expense), net of tax            1,245      (2,149)        (865)   (3,318)
                                 -------     -------      -------   -------
Comprehensive income (expense)   $   898     $(3,269)     $(3,079)  $(1,567)
                                 =======     =======      =======   =======

During the year, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by, and distributions to owners.

BALANCE SHEET DATA
(In thousands)

                                             September 30,    December 31,
                                                      1998            1997
                                               (unaudited)
Working capital                                   $ 29,806        $ 30,823
Total assets                                       122,035         130,273
Long-term debt (including deferred
  purchase consideration)                           19,124          21,281
Shareholders' equity                                61,700          64,778

At September 30, 1998 the Company had cash totaling $11.2 million.

                            DSG INTERNATIONAL LTD.

                           17th Floor Watson Centre

                                Kung Yip Street

                                  Kwai Chung

                                   Hong Kong

                             Tel: (852) 2427 6951

                             Fax: (852) 2480 4491